Exhibit 99.3

Lithium Americas Corp. Independent Technical Report for the Thacker Pass Project Humboldt County, Nevada, USA Consent of Qualified Person I, Louis F Fourie, P. Geo., Pri.Sci.Nat, do hereby consent to the public filing of the technical report titled “Independent Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA”, dated May 17 2018 (the “Technical Report”), prepared for Lithium Nevada Corp. (LNC), a fully-owned subsidiary of Lithium Americas Corp. (LAC), and to any extracts from or a summary of the Technical Report in any public disclosure of LNC and/or LAC. I, also confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the news release of LNC and/or LAC. Dated this 17th day of May 2018. Louis F. Fourie, Pri.Sci.Nat Resource Geologist Consent of Daniel Peldiak docx